UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: July 29, 2015	By:	Signed:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: July 29, 2015	By:	Signed:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release:        July 29, 2015

Canadian Pacific announces US$800 million debt offering

CALGARY – Canadian Pacific Railway Limited (TSX:CP)(NYSE:CP) announces that its wholly-owned subsidiary, Canadian Pacific Railway Company, is issuing:

•	US$250 million of 3.700% Notes due 2026
•	US$550 million of 4.800% Notes due 2045

The transaction is expected to close on August 3, 2015, subject to customary closing conditions.

The offering is being made in the United States under Canadian Pacific Railway Company’s base shelf prospectus dated July 11, 2013 and prospectus supplement dated July 29, 2015. The net proceeds from this offering will be used for general corporate purposes, including reducing short term indebtedness, which indebtedness was used to fund capital investments and share repurchases under our normal course issuer bid.

The joint book-running managers of the debt offering are Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC and Wells Fargo Securities, LLC.

A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting Citigroup Global Markets Inc., Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146 (toll-free), e-mail: prospectus@citi.com; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, NY 10038, Attn: Prospectus Department, telephone: 1-800-294-1322 (toll-free), e-mail: dg.prospectus_requests@baml.com; RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, New York, NY 10281, Attn: Debt Capital Markets, telephone: 1-866-375-6829 (toll-free), e-mail: usdebtcapitalmarkets@rbccm.com; and Wells Fargo Securities, LLC, 608 2nd Avenue, South Minneapolis, MN 55402, Attn: WFS Customer Service, telephone: 1-800-645-3751 (toll-free), e-mail: wfscustomerservice@wellsfargo.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited to, the intended use of proceeds from the offering including the reduction of short term indebtedness and the timing and completion of the proposed debt offering. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the key assumptions identified above; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise.

Contacts

Media

24/7 Media Pager: 855-242-3674

Investment Community

Maeghan Albiston

Tel: 403-319-7867

investor@cpr.ca